

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2015

Via Email
John W. Hohener
Executive V.P., CFO, Secretary and Treasurer
Microsemi Corporation
One Enterprise
Aliso Viejo, California 92656

>   **Re: Microsemi Corporation**
>   **Registration Statement filed on Form S-4**
>   **File No. 333-203162**
>   **Filed: December 16, 2015**
>
>   **Schedule TO-T**
>   **File No. 5-44213**
>   **Filed December 16, 2015**

Dear Mr. Hohener:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

After reviewing any amendment to your registration statement or the Schedule TO, and any information you provide in response to these comments, we may raise additional comments.

Form S-4

Cover Page | Calculation of Filing Fee

1. Advise us why the text of footnote three in the fee table references Securities Act Rule 457(c) and the extent to which any portion of the filing fee was computed pursuant to such rule provision. Refer to: SEC Release Nos. 33-6617 / 34-2278, January 17, 1986 and titled, "Filing Fees for Certain Proxy and Information Filings Tender Offers, Mergers and Similar Transactions;" available in the Federal Register at citation 51 FR 2472.

Conditions to the Offer, page 116

2. The disclosure indicates that offer conditions may be asserted regardless of the circumstances giving rise to such condition, "subject to [ ] the rules and regulations of the SEC…" Note

that the cited language did not make reference to the Securities Exchange Act of 1934 in general or §14(e) in particular. To the extent that the Offeror or Microsemi, as described in your disclosure, reserve the right to trigger the occurrence of an offer condition through their own action or inaction, the offer could be viewed as illusory and inconsistent with §14(e). Please remove the implication that the Offeror and Micosemi believe that circumstances do exist in which their own action or inaction could be responsible for triggering the availability of an offer condition that could be asserted to terminate the offer lawfully, or advise.

3. We noticed the disclosure that effectively treats each offer condition as a right that "shall be deemed an ongoing right that may be asserted at any time." This language suggests that tender offer conditions may be asserted following offer expiration. With the narrow exception of an offer condition dependent upon the receipt of a government approval, offer conditions may not survive offer expiration and remain consistent with the application of the tender offer regulatory provisions under the federal securities laws. Please revise the cited disclosure to remove the implication that all of the offer conditions may be asserted on a post-expiration basis.

4. We noticed the disclosure in the last paragraph on page 117 relating to the failure to exercise any of the rights described. This language implies that if a condition is triggered but not yet asserted, ongoing failure to assert will not result in forfeiture of the right to assert the condition at a later time. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, this decision may be viewed as being tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offer may need to be amended and recirculated. Please confirm Offeror's and Microsemi's understanding of the requirement to amend the tender offer for material changes in this context.

Schedule TO-T | Item 10. Financial Statements

5. We noticed that the disclosure under this heading suggests that information located beneath the Form S-4 title "Where to Obtain Additional Information" had to be incorporated by reference into the Schedule TO in order to fulfill a disclosure obligation. Under Instruction 6 to Item 10 of Schedule TO, however, a summary of such financial information must be published in the offering document and provided in accordance with Item 1010(c) of Regulation M-A to the extent so incorporated. As the summary disclosures within the Form S-4 appear incomplete for this purpose, please revise to provide complete summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. The ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. For more guidance, see Interpretation I.H.7, accessible via the following link:
http://www.sec.gov/interps/telephone/phonesupplement3.htm

Schedule TO-T | Exhibit 99.(A)(5)(J)

6. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to forward-looking statements made in connection with a tender offer. Please include an amended disclosure to remove the implication that any of the statements made in connection with this tender offer are eligible for the safe harbor protections offered by that Act.

* * * * *

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933, as well as the Securities Exchange Act of 1934, and all applicable rules thereunder require. Since the company and its management possess all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

    You may contact me at (202) 551-3266 with any questions.

Regards,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Warren T. Lazarow
Steven Tonsfeldt
Paul Scrivano
O'Melveny & Myers LLP